FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTE OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 25, 2023

1.               DATE, TIME, AND PLACE: November 25, 2023, at 2:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City of São Paulo, State of São Paulo.

2.               CONDUCTION OF THE MEETING: Chairman: Mr. Marcelo Pimentel; Secretary: Mrs. Aline Pacheco Pelucio.

3.               CALL TO ORDER AND ATTENDANCE: The call was done pursuant to paragraphs 1st and 2nd of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves e Renan Bergmann.

4.               AGENDA: Following the resolutions taken at the Company's Board of Directors Meeting, held on September 7, 2023, to proceed with the analysis and discussion of the recommendation of the special independent committee constituted at said meeting (“Independent Committee”) regarding the transaction referred to therein, that is, the sale of the indirect equity interest held by the Company in CNova N.V. (“CNova”) to Casino Guichard Perrachon, controlling shareholder of the Company (“Casino” and “Transaction”, respectively).

5.               RESOLUTIONS: Starting the work, the members of the Board of Directors, Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Christophe Hidalgo and Hervé Daudin, declared that they will abstain from any vote that may take place at this meeting, in view of the understanding that there is a conflict of interest due to the fact that they have a relationship with Casino, having not participated in the presentations and discussions on the matters on the agenda.

Afterwards, the members of the Board of Directors were presented with the report of the work carried out by the Independent Committee, which concluded with a favorable recommendation to the Transaction, and the members of the Board of Directors clarified their doubts with the members of the Independent Committee and with the legal and financial advisors of the Independent Committee and the Company, that were present at the meeting.

Thus, in view of the favorable recommendation of the Independent Committee, the Financial Committee and the Corporate Governance and Sustainability Committee, the members of the Board of Directors present and declared not conflicted, decided, unanimously and without reservations, to:

(i)              approve the execution of the Transaction, subject to the terms and conditions of the purchase and sale agreement to be entered into within the scope of the Transaction, regulating the sale, by the Company to Casino, of its entire equity interest indirectly held in CNova for the amount of EUR10,000,000.00 (ten million euros), being 80% of the purchase price paid on the date of the closing of the Transaction and 20% of the price paid upon the occurrence of a liquidity event or until June 30, 2024, whichever occurs first, with a pledge of 20% of the shares of CNova sold by GPA to guarantee such payment, and with a possibility of an additional payment in case of occurrence of one of the liquidity events provided in the agreement involving CNova within 18 months following the closing of the Transaction; and

(ii)             authorize the Company's Officers to perform all acts necessary for the implementation of the Transaction, to sign any and all documents that may be necessary, including the purchase and sale agreement, and also to take all measures for the execution and closing of said agreement.

6.               APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed, and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, November 25, 2023. Chairman: Mr. Marcelo Pimentel; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors in attendance: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves e Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Brazilian Company Law.

Aline Pacheco Pelucio

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 27, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.